OYO
3/16/11

[redacted]

11020680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Wash. DC
211

SEC FILE NUMBER
8- 68215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CQ SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 KINGS STREET
(No. and Street)

CHAPPAQUA	NEW YORK	10514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PIERRE WOLF — 914-238-2045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

W
3/24

OATH OR AFFIRMATION

I, PIERRE WOLF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CQ SOLUTIONS LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Pierre Wolf

Signature

CEO

Title

Alan M. Blech

Notary Public

ALAN M. BLECHER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02BL4991917
Qualified in New York County
My Commission Expires February 10, 2014

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CQ SOLUTIONS, LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2010

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2009 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
CQ Solutions, LLC

We have audited the accompanying statement of financial condition of CQ Solutions, LLC (A limited liability company) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CQ Solutions, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 28, 2011

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

CQ SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	236,643
Commission receivable		49,577
Receivable from broker		270,129
Investment in limited liability company		120,000
Software, furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $48,238		62,190
Exchange membership, at cost (fair value $71,500)		66,000
Other assets		10,000
	$	814,539

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	50,085
Member's Equity		764,454
	$	814,539

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Commission income	$	1,084,417
Net trading profits		76,320
Advisory fees income		56,702
Interest and dividend		725
Total Expenses		1,218,164
EXPENSES		
Employee compensation and benefits		710,534
Floor brokerage, exchange, and clearance fees		215,221
Professional fees		187,460
Communication and data services		136,891
Occupancy		39,418
Other operating expenses		171,054
Total Expenses		1,460,578
NET LOSS	$	(242,414)

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Member's Equity at December 31, 2009	$	569,397
Member's contributions		437,471
Net loss		(242,414)
Member's Equity at December 31, 2009	$	764,454

See notes to financial statements.

CQ SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(242,414)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		38,619
Decrease (increase) in assets:		
Commission receivable		(49,577)
Receivable from broker		(170,129)
Other assets		176
Decrease in accrued expenses		(29,700)
Net Cash Used in Operating Activities		(453,025)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of leasehold improvements		(5,284)
Acquisition of exchange membership		(66,000)
Net Cash Used in Financing Activities		(71,284)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		437,471
Net Cash Provided by Financing Activities		437,471
NET DECREASE IN CASH AND CASH EQUIVALENTS		(86,838)
Cash and Cash Equivalents at December 31, 2009		323,481
Cash and Cash Equivalents at December 31, 2010	$	236,643
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Period for:		
Interest	$	-
Income taxes	$	-

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

CQ Solutions, LLC (the "Company"), (A Wholly-Owned Subsidiary of Corridor Quadrant, LLC) (the "Parent Company"), is a Delaware Limited Liability Company that was formed on February 20, 2009 and commenced operations in 2009.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulation Authority (FINRA), an associate member of the Chicago Board of Trade (CBOT) and registered as an introducing broker with the National Futures Association (NFA).

On September 23, 2009, Corridor–Real LLC and CQ Real Solutions LLC (the "LLC's") were merged into the Company pursuant to an agreement of merger between the three entities. All of the assets of the LLC's were transferred to the Company and consisted of an investment in a limited liability company with a fair value of $120,000 and software with a cost of $100,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Net trading profits arising from securities transactions entered into for the account and risk of the company and related commission and expenses are reported on a trade date basis. Commission income and related expenses are reported on a trade date basis. Advisory fee income is recognized when the services are rendered.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives of the assets or remaining lease term.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The member of the Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2006.

Fair Value Measurement

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 5.

Exchange Membership

The Company's exchange associate membership which represents an interest in an exchange and provides the Company with the right to conduct business on the exchange is recorded at cost.

Subsequent Events

Management has evaluated, for potential financial statement recognition and disclosure, events subsequent to the date of the statement of financial condition through February 28, 2011, which is the date that the financial statements were available to be issued. See Note 8.

3. SOFTWARE AND LEASEHOLD IMPROVEMENTS

Software and leasehold improvements consists of the following at December 31, 2010:

Software	$ 100,000
Furniture and equipment	5,283
Leasehold improvements	5,144
	110,427
Less accumulated amortization	48,237
	$ 62,190

4. RELATED PARTY TRANSACTIONS

The Parent Company paid for certain operating expenses of the Company in the amount of $9,227 during 2010. The amount was fully repaid by the Company at December 31, 2010.

5. FAIR VALUE MEASUREMENTS

The fair value hierarchy under FASB ASC 820, "Fair Value Measurements and Disclosures", defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk (or other parties such as Counterparty in a swap) in its assessment of fair value.

The Company's Investment in Real Estate Analytics, LLC is valued at $120,000 as a Level 3 investment at December 31, 2010. The fair value was determined using management's inputs and assumptions. The investment is a non-allowable asset, pending independent appraisal.

5. FAIR VALUE MEASUREMENTS (Continued)

The reconciliation for the year of the investment in Real Estate Analytics, LLC measured at estimated fair value classified as Level 3 is as follows:

Balance at December 31, 2009	$120,000
Purchases	-
Balance at December 31, 2010	$120,000

6. COMMITMENTS

The Company leases office space in Chappaqua, New York. The lease commenced on May 1, 2010 and expires April, 2011. The Company also leases office space in Chicago, Illinois on a month to month basis. Rent expense for the year ended December 31, 2010 was $39,418.

The aggregate future minimum annual commitment for operating leases is $10,000 for the year ended December 31, 2011.

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the twelve months after commencing operations, for which it shall not exceed 8 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to or in excess of $100,000.

At December 31, 2010, the Company's net capital of $503,263 exceeded required net capital of $100,000 by $403,263 and the ratio of aggregate indebtedness to net capital was .10 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. SUBSEQUENT EVENT

In January 2011, the Company sold its investment in limited liability company, Real Estate Analytics, LLC, for total proceeds of $150,000.

CQ SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

NET CAPITAL		
Total member's equity qualified for net capital	$	764,454
Deductions and/or credits		
Nonallowable assets:		
Software and leasehold improvements (net of accumulated amortization)		62,189
Investment in limited liability company		120,000
Exchange membership, at cost		66,000
Other assets		10,000
		258,189
NET CAPITAL BEFORE HAIRCUTS ON CASH EQUIVALENTS	$	506,265
HAIRCUTS ON CASH EQUIVALENTS		(3,002)
NET CAPITAL	$	503,263
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	50,085
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required ($100,000 or 6-2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	403,263
Ratio of aggregate indebtedness to net capital		.10:1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2010).

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	$	516,263
Audit adjustments to member's equity		(13,000)
Net capital per above	$	503,263

CQ SOLUTIONS LLC

INDEPENDENT AUDITORS' SUPPLEMENTAL
REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)1 for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3 and CFTC Regulation 1.16

To the Member of
CQ Solutions LLC

In planning and performing our audit of the financial statements of CQ Solutions LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report, were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA), National Futures Association (NFA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 28, 2011

CQ SOLUTIONS LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION

DECEMBER 31, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
CQ Solutions, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by CQ Solutions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating CQ Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CQ Solutions, LLC's management is responsible for CQ Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting that revenues have been reported net of commissions and clearing fees on Form X-17A-5 and Form SIPC-7. As the clearing fees relate to revenues from commodity transactions and would be a deduction from total revenues, there is no effect in determining net operating revenues or the amount calculated for the SIPC assessment. Also noted that revenue was overstated for revenue from a subsidiary, however the overstated amount was also reported as a deduction from total revenue and therefore there is no effect in determining net operating revenues or the amount calculated for the SIPC assessment. The result of these differences is an understatement of total revenue and an understatement of total deductions of $170,881. The accompanying SIPC 7 has been adjusted to reflect the corrected amounts;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting the deduction for revenue from subsidiary as discussed previously in 2;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 28, 2011

CQ SOLUTIONS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS - GENERAL ASSESSMENT RECONCILIATION PURSUANT TO RULE 17a-5(e)(4)

YEAR ENDED DECEMBER 31, 2010

TOTAL REVENUE	$ 1,218,164
DEDUCTIONS:	
Revenues from commodity transactions	1,160,737
TOTAL DEDUCTIONS	1,160,737
SIPC NET OPERATING REVENUES	$ 57,427
GENERAL ASSESSMENT @ .0025	$ 144
LESS PAYMENT MADE WITH SIPC-6 ON JULY 21, 2010	150
ASSESSMENT OVERPAYMENT CARRIED FORWARD	$ 6